Exhibit 99(a)(1)

October 23, 2003

Dear Stockholders:

        I am pleased to inform you that Firepond, Inc. ("Firepond") has entered into a merger agreement providing for the acquisition of Firepond by Jaguar Technology Holdings, LLC ("Jaguar"). In accordance with the merger agreement, Jaguar, through its wholly owned subsidiary, has today commenced a tender offer to purchase all of the outstanding shares of Firepond common stock for $3.16 per share net to the seller in cash.

        The tender offer is conditioned upon, among other things, a number of shares that represents at least ninety percent of Firepond's outstanding shares, being validly tendered and not withdrawn prior to the expiration of the offer. The tender offer will be followed by a merger in which each share of Firepond common stock not purchased in the tender offer will be converted into the right to receive the same per share price paid in the tender offer.

        The Board of Directors of Firepond has (i) determined that the terms of the offer and the merger described herein are fair to, and in the best interests of, Firepond and its stockholders, (ii) approved the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger and declared that the merger agreement is advisable and (iii) resolved to recommend that Firepond's stockholders accept the offer and tender their shares pursuant to the offer and approve the merger agreement.

        The Board recommends that the stockholders of Firepond tender their shares pursuant to the tender offer and vote to approve and adopt the merger agreement at any meeting of stockholders of Firepond that may be called to consider such adoption.

        In arriving at its recommendation, the Board of Directors of Firepond gave careful consideration to a number of factors which are described in the attached Schedule 14D-9. In addition to the attached Schedule 14D-9 relating to the offer, also enclosed is Jaguar's Offer to Purchase, dated October 23, 2003, together with related materials to be used for tendering your shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. I urge you to read these materials carefully.

        On behalf of the Board of Directors and management of Firepond, I thank you for your support.

Sincerely,
Klaus P. Besier Chairman, President and Chief Executive Officer